FORM 6 - K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934



                                As of May 4, 2006



                                  TENARIS, S.A.
                 (Translation of Registrant's name into English)


                                  TENARIS, S.A.
                           46a, Avenue John F. Kennedy
                                L-1855 Luxembourg
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

                            Form 20-F__X__    Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

                                Yes____           No__X__


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris' Consolidated Condensed Interim Financial Statements as of March 31, 2006.




                                    SIGNATURE




Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: May 4, 2006



                                  Tenaris, S.A.



By: /s/ Cecilia Bilesio
-----------------------
Cecilia Bilesio
Corporate Secretary

                                  TENARIS S.A.



                    CONSOLIDATED CONDENSED INTERIM FINANCIAL
                                   STATEMENTS


                                 MARCH 31, 2006




46a, Avenue John F. Kennedy - 2nd Floor.
L - 1855 Luxembourg

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2006
--------------------------------------------------------------------------------

CONSOLIDATED CONDENSED INTERIM INCOME STATEMENT

(all amounts in thousands of U.S. dollars, unless      Three-month period ended
 otherwise stated)                                            March 31,
                                                     ---------------------------
                                             Notes       2006           2005
                                                     ---------------------------
                                                             (Unaudited)
Net sales                                      2       1,783,152      1,452,927
Cost of sales                                  3        (972,492)      (865,128)
                                                     ---------------------------
Gross profit                                             810,660        587,799
Selling, general and administrative expenses   4        (217,884)      (185,083)
Other operating income (expenses), net                     8,130          2,967
                                                     ---------------------------
Operating income                                         600,906        405,683
Financial income (expense), net                5          10,596        (41,807)
                                                     ---------------------------
Income before equity in earnings of
 associated companies and income tax                     611,502        363,876
Equity in earnings of associated companies                21,521         30,163
                                                     ---------------------------
Income before income tax                                 633,023        394,039
Income tax                                              (191,333)      (114,069)
                                                     ---------------------------
Income for the period                                    441,690        279,970
                                                     ===========================

Attributable to:
Equity holders of the Company                            419,688        264,234
Minority interest                                         22,002         15,736
                                                     ---------------------------
                                                         441,690        279,970
                                                     ===========================


Earnings per share attributable to the equity
 holders of the Company during the period
Weighted average number of ordinary shares in
 issue (thousands)                                     1,180,537      1,180,537
Earnings per share (U.S. dollars per share)                 0.36           0.22
Earnings per ADS (U.S. dollars per ADS)                     0.71           0.45


The ratio of ordinary shares per American Depositary Shares (ADSs) was changed from a ratio of one ADS equal to ten ordinary shares to a new ratio of one ADS equal to two ordinary shares. The implementation date for this change was April 26, 2006, for shareholders of record at April 17, 2006. Earnings per ADS reflected above are adjusted for this change in the conversion ratio.


The accompanying notes are an integral part of these consolidated condensed interim financial statements. The Report of the Independent Registered Public Accounting Firm on these consolidated condensed interim financial statements is issued as a separate document. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2005.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2006
--------------------------------------------------------------------------------
CONSOLIDATED CONDENSED INTERIM BALANCE SHEET
(all amounts in thousands of U.S. dollars)
                                  At March 31, 2006       At December 31, 2005
                              ------------------------  ------------------------
                        Notes        (Unaudited)
ASSETS
Non-current assets
 Property, plant and
  equipment, net          6    2,275,130                 2,230,038
 Intangible assets, net   6      159,747                   159,099
 Investments in
  associated companies           341,446                   257,234
 Other investments                25,579                    25,647
 Deferred tax assets             212,087                   194,874
 Receivables                      32,276    3,046,265       65,852    2,932,744
                              -----------               -----------

Current assets
 Inventories                   1,491,632                 1,376,113
 Receivables and
  prepayments                    155,661                   143,282
 Current tax assets              121,138                   102,455
 Trade receivables             1,289,780                 1,324,171
 Other investments               297,557                   119,907
 Cash and cash
  equivalents                    910,991    4,266,759      707,356    3,773,284
                              ------------------------  ------------------------

Total assets                                7,313,024                 6,706,028
                                           ===========               ===========

EQUITY
Capital and reserves
 attributable to the
 Company's equity holders
 Share capital                 1,180,537                 1,180,537
 Legal reserves                  118,054                   118,054
 Share premium                   609,733                   609,733
 Currency translation
  adjustments                    (54,818)                  (59,743)
 Other reserves                   30,801                     2,718
 Retained earnings             2,076,191    3,960,498    1,656,503    3,507,802
                              -----------               -----------

Minority interest                             295,470                   268,071
                                           -----------               -----------
Total equity                                4,255,968                 3,775,873
                                           -----------               -----------

LIABILITIES
Non-current liabilities
 Borrowings                      639,129                   678,112
 Deferred tax liabilities        359,371                   353,395
 Other liabilities               157,492                   154,378
 Provisions                       45,074                    43,964
 Trade payables                      707    1,201,773        1,205    1,231,054
                              -----------               -----------

Current liabilities
 Borrowings                      329,703                   332,180
 Current tax liabilities         517,216                   452,534
 Other liabilities               159,190                   138,875
 Provisions                       36,566                    36,945
 Customer advances               129,291                   113,243
 Trade payables                  683,317    1,855,283      625,324    1,699,101
                              ------------------------  ------------------------

Total liabilities                           3,057,056                 2,930,155
                                           -----------               -----------

Total equity and
 liabilities                                7,313,024                 6,706,028
                                           ===========               ===========

Contingencies, commitments and restrictions to the distribution of profits are disclosed in Note 7.

The accompanying notes are an integral part of these consolidated condensed interim financial statements. The Report of the Independent Registered Public Accounting Firm on these consolidated condensed interim financial statements is issued as a separate document. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2005.

Tenaris S.A.  Consolidated Condensed Interim Financial Statements for the
three-month period ended March 31, 2006
--------------------------------------------------------------------------------

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN EQUITY
(all amounts in thousands of U.S. dollars)
                                               -------------------------------------------------------------------------------------
                                                          Attributable to equity holders of the Company
                                               ---------------------------------------------------------------
                                                                                          Currency   Retained
                                                  Share      Legal     Share    Other   translation  Earnings  Minority
                                                 Capital   Reserves   Premium  Reserves  adjustment    (*)     Interest     Total
                                               ----------- --------- --------- -------- ----------- ---------- --------- -----------
                                                                                                                         (Unaudited)
Balance at January 1, 2006                      1,180,537   118,054   609,733    2,718     (59,743) 1,656,503   268,071   3,775,873
                                               -------------------------------------------------------------------------------------
Currency translation differences                        -         -         -        -       4,925               13,699      18,624
Change in equity reserves (see Notes 1 and 8)                                   28,083                                       28,083
Acquisition of minority interest                        -         -         -                                      (721)       (721)
Dividends paid in cash                                  -         -         -                                    (7,581)     (7,581)
Income for the period                                   -         -         -        -                419,688    22,002     441,690
                                               -------------------------------------------------------------------------------------
Balance at March 31, 2006                       1,180,537   118,054   609,733   30,801     (54,818) 2,076,191   295,470   4,255,968
                                               =====================================================================================

                                            ----------------------------------------------------------------------------------------
                                                          Attributable to equity holders of the Company
                                            -------------------------------------------------------------------
                                                                               Other      Currency
                                               Share     Legal     Share   Distributable translation  Retained  Minority
                                              Capital   Reserves  Premium     Reserve    adjustments  Earnings  Interest    Total
                                            ----------- --------- -------- ------------- ------------ --------- -------- -----------
                                                                                                                         (Unaudited)
Balance at January 1, 2005                   1,180,537   118,054  609,733            82      (30,020)  617,538   165,271  2,661,195
Effect of adopting IFRS 3 (see Note 1)               -         -        -             -            -   110,775         -    110,775
                                            ----------------------------------------------------------------------------------------
Adjusted balance at January 1, 2005          1,180,537   118,054  609,733            82      (30,020)  728,313   165,271  2,771,970
Currency translation differences                     -         -        -             -      (41,106)        -    (2,586)   (43,692)
Acquisition of minority interest                     -         -        -             -            -         -       (38)       (38)
Income for the period                                -         -        -             -            -   264,234    15,736    279,970
                                            ----------------------------------------------------------------------------------------
Balance at March 31, 2005                    1,180,537   118,054  609,733            82      (71,126)  992,547   178,383  3,008,210
                                            ========================================================================================


(*) Retained Earnings calculated according to Luxembourg Law are disclosed in
Note 7 (ii).

The accompanying notes are an integral part of these consolidated condensed interim financial statements. The Report of the Independent Registered Public Accounting Firm on these consolidated condensed interim financial statements is issued as a separate document. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2005.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2006
--------------------------------------------------------------------------------

CONSOLIDATED CONDENSED INTERIM CASH FLOW STATEMENT

                                                             Three-month period
                                                               ended March 31,
                                                            --------------------
(all amounts in thousands of U.S. dollars)                    2006       2005
                                                            --------------------
                                                                 (Unaudited)

Cash flows from operating activities
Income for the period                                        441,690    279,970
Adjustments for:
  Depreciation and amortization                               54,675     51,977
  Income tax accruals less payments                           83,458     37,478
  Equity in earnings of associated companies                 (21,521)   (30,163)
  Interest accruals less payments, net                         5,292      2,344
  Income from disposal of Investment                          (6,933)         -
Changes in provisions                                            731     (4,285)
Proceeds from Fintecna arbitration award net of BHP
 settlement                                                        -     66,594
Changes in working capital                                   (24,257)  (209,878)
Other, including currency translation adjustment              10,947    (11,344)
                                                            --------------------
Net cash provided by operating activities                    544,082    182,693
                                                            ====================

Cash flows from investing activities
Capital expenditures                                         (69,529)   (47,316)
Acquisitions of subsidiaries (see Note 8)                    (29,809)       (38)
Proceeds from disposal of property, plant and equipment and
 intangible assets                                             1,820      1,442
Dividends and distributions received from associated
 companies                                                         -     19,520
Changes in restricted bank deposits                              648    (27,680)
Reimbursement from trust funds                                     -    119,666
Investments in short terms securities                       (177,650)         -
                                                            --------------------
Net cash (used in) provided by investing activities         (274,520)    65,594
                                                            ====================

Cash flows from financing activities
Dividends paid to minority interest in subsidiaries           (7,581)         -
Proceeds from borrowings                                     101,085    398,269
Repayments of borrowings                                    (146,447)  (516,422)
                                                            --------------------
Net cash (used in) provided by financing activities          (52,943)  (118,153)
                                                            ====================
Increase in cash and cash equivalents                        216,619    130,134

Movement  in cash and cash equivalents
At beginning of the period                                   672,437    293,824
Effect of exchange rate changes                               (1,834)      (298)
Increase in cash and cash equivalents                        216,619    130,134
                                                            --------------------
At March 31,                                                 887,222    423,660
                                                            ====================

Cash and cash equivalents                                       At March 31,
                                                            --------------------
                                                              2006       2005
                                                            --------------------
Cash and bank deposits                                       910,991    477,106
Bank overdrafts                                              (22,369)   (12,266)
Restricted bank deposits                                      (1,400)   (41,180)
                                                            --------------------
                                                             887,222    423,660
                                                            ====================


The accompanying notes are an integral part of these consolidated condensed interim financial statements. The Report of the Independent Registered Public Accounting Firm on these consolidated condensed interim financial statements is issued as a separate document. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2005.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2006
--------------------------------------------------------------------------------

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS


     Index to the notes to the consolidated condensed interim financial statements

     1    General information and basis of presentation

     2    Segment information

     3    Cost of sales

     4    Selling, general and administrative expenses

     5    Financial income (expenses), net

     6    Property, plant and equipment and intangible assets, net

     7 Contingencies, commitments and restrictions to the distribution of profits

     8 Business acquisitions, incorporation of subsidiaries and other significant events

     9    Related party disclosures

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2006
--------------------------------------------------------------------------------

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS
(In the notes all amounts are shown in U.S. dollars, unless otherwise stated)

1    General information and basis of presentation

Tenaris S.A. (the "Company" or "Tenaris"), a Luxembourg corporation (societe anonyme holding), was incorporated on December 17, 2001 as a holding company for investments in steel pipe manufacturing and distribution companies. The Company consolidates its subsidiary companies, as detailed in Note 31 to the audited Consolidated Financial Statements for the year ended December 31, 2005, and modified as discussed in Note 8 to these consolidated condensed interim financial statements.

These consolidated condensed interim financial statements have been prepared in accordance with IAS 34, "Interim Financial Reporting". The accounting policies used in the preparation of these consolidated condensed interim financial statements are consistent with those used in the audited consolidated financial statements for the year ended December 31, 2005. These consolidated condensed interim financial statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2005, which have been prepared in accordance with International Financial Reporting Standards ("IFRS").

The preparation of consolidated condensed interim financial statements in conformity with IFRS requires management to make certain accounting estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the balance sheet dates, and also the reported amounts of revenues and expenses for the reported periods. Actual results may differ from these estimates.

Material intercompany transactions and balances between Tenaris subsidiaries have been eliminated in consolidation. However, some financial gains and losses do arise from intercompany transactions because certain subsidiaries use their respective local currencies as their functional currency for accounting purposes. Such gains and losses are included in the consolidated income statement under Financial income (expense), net.

The Company applies hedge accounting treatment for certain qualifying financial instruments. These transactions are classified as cash flow hedges (mainly currency forward contracts on highly probable forecast transactions and interest rate swaps). The effective portion of the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in equity. The gain or loss relating to the ineffective portion is recognized in the income statement. The fair value of the Company's derivative financial instruments (asset or liability) is reflected on the Balance Sheet.

For transactions designated and qualifying for hedge accounting, the Company documents at the time of designation of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives. The Company also documents its assessment at hedge designation and at each period end whether the derivatives that are used in hedging transactions are expected to be effective in offsetting changes in cash flows of hedged items. At March 31, 2006, the effective portion of designated cash flow hedges amounts to $0.4 million and is included in Other reserves in equity.

Upon the adoption of IFRS 3, which was adopted together with the revised IAS 38, "Intangible Assets", and IAS 36, "Impairment of Assets", previously accumulated negative goodwill is required to be derecognized through an adjustment to retained earnings. The derecognition of negative goodwill in this manner resulted in an increase of $110.8 million in the beginning balance of the Company's equity at January 1, 2005.

These consolidated condensed interim financial statements were approved for issue by the Tenaris Board of Directors on May 2, 2006.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2006
--------------------------------------------------------------------------------

2    Segment information

     Primary reporting format: business segments


                               (all amounts in thousands of U.S. dollars)
                           -----------------------------------------------------
                                       Welded &
                                         Other
                                       Metallic
                             Seamless  Products   Energy     Other      Total
                           -----------------------------------------------------
Three-month period ended                        (Unaudited)
March 31, 2006
Net sales                   1,440,969   114,596   161,622    65,965   1,783,152
Cost of sales                (693,879)  (75,525) (156,491)  (46,597)   (972,492)
                           -----------------------------------------------------
Gross profit                  747,090    39,071     5,131    19,368     810,660

Depreciation and
 amortization                  46,831     4,547       433     2,864      54,675

Three-month period ended
March 31, 2005
Net sales                   1,105,252   160,434   143,972    43,269   1,452,927
Cost of sales                (601,517) (101,631) (137,484)  (24,496)   (865,128)
                           -----------------------------------------------------
Gross profit                  503,735    58,803     6,488    18,773     587,799

Depreciation and
 amortization                  44,363     3,622       799     3,193      51,977


   Secondary reporting format: geographical segments

                                 (all amounts in thousands of U.S. dollars)
                        --------------------------------------------------------
                                                    Middle    Far
                          South             North   East &   East &
                         America  Europe   America  Africa   Oceania    Total
                        --------------------------------------------------------
Three-month period                              (Unaudited)
ended March 31, 2006
Net sales                343,374  467,813  467,599  331,070  173,296  1,783,152
Depreciation and
 amortization             22,510   15,049   15,422      209    1,485     54,675

Three-month period
ended March 31, 2005
Net sales                354,590  405,743  414,058  146,623  131,913  1,452,927
Depreciation and
 amortization             21,083   17,781   11,477       11    1,625     51,977

Allocation of net sales to geographical segments is based on customer location. Allocation of depreciation and amortization is based on the geographical location of the underlying assets.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2006
--------------------------------------------------------------------------------

3    Cost of sales

                                                        Three-month period ended
                                                                March 31,
                                                        ------------------------
     (all amounts in thousands of U.S. dollars)            2006         2005
                                                        ------------------------
                                                               (Unaudited)
     Inventories at the beginning of the period          1,376,113    1,269,470

     Plus: Charges of the period
           Raw materials, energy, consumables and other    807,014      706,519
     Services and fees                                      84,348       73,495
     Labor cost                                            108,987       99,060
     Depreciation of property, plant and equipment          47,740       44,812
     Amortization of intangible assets                       1,130        1,711
     Maintenance expenses                                   25,080       23,048
     Provisions for contingencies                                -        1,200
     Allowance for obsolescence                              4,946        1,264
     Taxes                                                   1,013          975
     Other                                                   7,753        4,282
                                                        ------------------------
                                                         1,088,011      956,366

     Less: Inventories at the end of the period         (1,491,632)  (1,360,708)
                                                        ------------------------
                                                           972,492      865,128
                                                        ========================

4    Selling, general and administrative expenses

                                                        Three-month period ended
                                                                March 31,
                                                        ------------------------
     (all amounts in thousands of U.S. dollars)            2006         2005
                                                        ------------------------
                                                               (Unaudited)
     Services and fees                                      25,438       31,487
     Labor cost                                             58,650       46,035
     Depreciation of property, plant and equipment           1,896        2,479
     Amortization of intangible assets                       3,909        2,975
     Commissions, freight and other selling expenses        87,593       68,024
     Provisions for contingencies                              211        1,878
     Allowances for doubtful accounts                        1,901        5,314
     Taxes                                                  21,350       16,822
     Other                                                  16,936       10,069
                                                        ------------------------
                                                           217,884      185,083
                                                        ========================

5    Financial income (expense), net

                                                        Three-month period ended
                                                                March 31,
                                                        ------------------------
     (all amounts in thousands of U.S. dollars)            2006         2005
                                                        ------------------------
                                                               (Unaudited)
     Interest expense                                      (11,883)     (12,442)
     Interest income                                        12,481        2,959
     Net foreign exchange transaction losses and changes
     in fair value of derivative instruments                 8,805      (33,879)
     Other                                                   1,193        1,555
                                                        ------------------------
                                                            10,596      (41,807)
                                                        ========================

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2006
--------------------------------------------------------------------------------

6    Property, plant and equipment and intangible assets, net

                                                            Net
                                                         Property,       Net
                                                         Plant and    Intangible
                                                         Equipment      Assets
                                                        -----------  -----------
     (all amounts in thousands of U.S. dollars)         (Unaudited)  (Unaudited)
     Three-month period ended March 31, 2006

     Opening net book amount                             2,230,038      159,099
     Currency translation differences                       20,393          524
     Transfers                                                (124)         124
     Additions                                              65,653        3,876
     Disposals                                             (14,086)
     Increase due to business acquisition                   22,892        1,163
     Depreciation/ Amortization charge                     (49,636)      (5,039)
                                                        -----------  -----------
     At March 31, 2006                                   2,275,130      159,747
                                                        ===========  ===========

7    Contingencies, commitments and restrictions to the distribution of profits

This note should be read in conjunction with Note 26 included in the Company's audited Consolidated Financial Statements for the year ended December 31, 2005. Significant changes or events since the date of the annual report are the following:

(i)  Commitments

     (a) In August 2001, Dalmine Energie S.p.A. ("Dalmine Energie") entered into a ten-year contract ending October 1, 2011 with Eni S.p.A. Gas & Power Division ("Eni") for the purchase of natural gas with certain take-or-pay conditions. The outstanding value of these commitments at March 31, 2006 amounts to approximately EUR 770.2 million ($932.3 million).

     (b) Under the Gas Release Program enacted by Eni, in August 2004, Dalmine Energie increased its supply of natural gas for the period from October 1, 2004 to September 30, 2008. The gas purchase and sale agreements entered into with Eni contain customary take-or-pay conditions. The additional gas supply mentioned above is valued at approximately EUR 247.5 million ($299.6 million), based on prices prevailing at March 2006. Dalmine Energie has also obtained the necessary capacity on the interconnection infrastructure at the Italian border to transport the natural gas to Italy for the supply period.

     (c) Dalmine Energie has entered into arrangements and expects to obtain additional gas transportation capacity on the Trans Austria Gasleitung GmbH ("TAG") pipeline, which is presently under construction. This capacity will allow Dalmine Energie to import an incremental 1,176.5 million cubic meters of natural gas per year. The additional transportation capacity, which is subject to "ship or pay" provisions, will be available on a firm basis on the TAG pipeline beginning October 2008 and through September 2028.

     The expected annual value of this "ship or pay" commitment is approximately EUR 5.0 million per year. Tenaris provided bank guarantees in the amount of EUR 15.1 million in support of Dalmine Energie. The value of the bank guarantees corresponds to the termination penalties that would be due TAG in the event of termination or non-utilization of the transportation capacity.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2006
--------------------------------------------------------------------------------

7 Contingencies, commitments and restrictions to the distribution of profits (Cont'd)

(ii) Restrictions to the distribution of profits and payment of dividends

As of March 31, 2006, shareholders' equity as defined under Luxembourg law and regulations consisted of the following:

                     (all amounts in thousands of U.S. dollars)
  Share capital                                                       1,180,537
  Legal reserve                                                         118,054
  Share premium                                                         609,733
  Retained earnings including net income for the three month period
  ended March 31, 2006                                                1,173,773
                                                                     -----------

  Total shareholders equity according to Luxembourg law               3,082,097
                                                                     ===========

At least 5% of the net income per year as calculated in accordance with Luxembourg law and regulations must be allocated to the creation of a legal reserve equivalent to 10% of share capital. As of March 31, 2006, this reserve is fully allocated and additional allocations to the reserve are not required under Luxembourg law. Dividends may not be paid from this reserve.

Tenaris may pay dividends to the extent, among other conditions, that it has distributable retained earnings calculated in accordance with Luxembourg law and regulations.

At March 31, 2006, the retained earnings of Tenaris under Luxembourg law totalled $1,173.8 million, as detailed below.

                     (all amounts in thousands of U.S. dollars)

  Retained earnings at December 31, 2005 under Luxembourg law         1,171,738
  Other income and expenses for the three-month period ended March
  31, 2006                                                                2,035
                                                                     -----------

  Retained earnings at March 31, 2006 under Luxembourg law            1,173,773
                                                                     ===========

8 Business acquisitions, incorporation of subsidiaries and other significant events

(a)  Investment in Ternium S.A. ("Ternium")

     On September 9, 2005, the Company exchanged its 21.2% equity interest in Consorcio Siderurgia Amazonia Ltd. ("Amazonia") and its 24.4% equity interest in Ylopa Servicos de Consultadoria Ltda. ("Ylopa"), for 209,460,856 shares in Ternium, the company into which San Faustin N.V. (a Netherlands Antilles corporation and the controlling shareholder of Tenaris) consolidated its Latin American holdings in flat and long steel producers Siderar S.A.I.C. ("Siderar"), Sidor C.A. ("Sidor") and Hylsamex, S.A de C.V. As a result of the exchange, which was carried out based on fair values as determined by an internationally recognized investment bank engaged for this purpose, Tenaris obtained an initial ownership interest of approximately 17.9% in Ternium.

     Subsequently, on October 27, 2005, Usinas Siderurgicas de Minas Gerais S.A. reached an agreement with Ternium to exchange its interests in Amazonia, Ylopa and Siderar, plus additional consideration of approximately $114.1 million provided as a convertible loan, for an equity stake in Ternium. As a consequence of the additional shares issued under this transaction, Tenaris' ownership stake was reduced to 15.0% of Ternium's outstanding common stock at December 31, 2005. The effect of this transaction resulted in an increase of the Company's proportional ownership in Ternium's equity of approximately $2.7 million, which Tenaris recognized in Other Reserves in equity.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2006
--------------------------------------------------------------------------------

8 Business acquisitions, incorporation of subsidiaries and other significant events (Cont'd)

     In addition, in August 2005 Tenaris extended to Ternium two subordinated convertible loans consisting of principal amount of $39.7 million. The principal amount of these loans at the date issue corresponded to the amount of certain distributions received from Amazonia during the second and third quarters of 2005 in connection with Ternium's participation in Amazonia's financial debt restructuring in 2003. At the date of Ternium's initial public offering ("IPO"), the loans totaled approximately $40.5 million, including accrued interest.

     On February 1, 2006, Ternium completed its IPO, issuing an additional 248,447,200 shares (equivalent to 24,844,720 ADS) at a price of $2.00 per share, or $20.00 per ADS. Tenaris received an additional 20,252,338 shares upon the mandatory conversion of its loans to Ternium. In addition to the shares issued to Tenaris, Ternium issued shares to other shareholders corresponding to their mandatory convertible loans. On February 23, 2006, the underwriters of Ternium's IPO exercised an overallotment option under which Ternium issued an additional 37,267, 080 shares (equivalent to 3,726,708 ADS). As a result of the IPO and the conversion of loans, as of February 1, 2006, Tenaris' ownership stake in Ternium amounted to 11.46%. The effect of these transactions resulted in an additional increase of the Company's proportional ownership in Ternium's equity of approximately $27.7 million, which Tenaris recognized in Other Reserves in equity.

     At March 31, 2006, the closing price of Ternium shares as quoted on the New York Stock Exchange was $28.35 per ADS, giving Tenaris' ownership stake a market value of approximately $651 million. At March 31, 2006, the carrying value of Tenaris's ownership stake in Ternium was approximately $338.0 million.

(b)  Acquisition of Welded Pipe Business in Argentina

     On January 31, 2006, Siat S.A., a subsidiary of Tenaris, completed its acquisition of the welded pipe assets and facilities located in Villa Constitucion, province of Santa Fe, Argentina, belonging to Industria Argentina de Acero, S.A. ("Acindar") for $29.1 million. The acquisition was approved by the Argentine antitrust authorities (Comision Nacional de Defensa de la Competencia). The facilities acquired have an annual capacity of 80,000 tons of welded pipes whose small diameter range largely complements the range of welded pipes that Tenaris produces in Argentina.

     The acquired business did not materially contribute to the Company's revenue and income. The fair value of acquired assets and liabilities were:

                                                             Three-month period
                                                            ended March 31, 2006
                                                            --------------------
     (all amounts in thousands of U.S. dollars)                  Unaudited)
                                                            --------------------
     Other assets and liabilities (net)                                   5,033
     Property, plant and equipment                                       22,892
     Goodwill                                                             1,163
                                                            --------------------
     Net assets acquired                                                 29,088

(c)  Minority Interest

     During the quarter ended march 31, 2006, additional shares of Silcotub and Dalmine were acquired from minority shareholders for approximately $0.7 million.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2006
--------------------------------------------------------------------------------

9    Related party disclosures

The Company is controlled by San Faustin N.V., a Netherlands Antilles corporation, which owns 60.45% of the Company's outstanding shares, either directly or through its wholly-owned subsidiary I.I.I. Industrial Investments Inc., a Cayman Islands corporation. The Company's directors and executive officers as a group own 0.2% of the Company's outstanding shares, while the remaining 39.35% is publicly traded. San Faustin N.V. is controlled by Rocca & Partners, a British Virgin Islands corporation.

Transactions and balances disclosed as with "Associated" companies are those with companies in which Tenaris owns 20% to 50% of the voting rights or over which Tenaris exerts significant influence, but does not have control. All other transactions with related parties which are not Associated and which are not consolidated are disclosed as "Other".

The following transactions were carried out with related parties:

                         (all amounts in thousands of $)

     Three-month period ended March 31, 2006

                                                     Associated  Other   Total
                                                        (1)
(i)  Transactions
     (a) Sales of goods and services
           Sales of goods                              24,902   14,391   39,293
           Sales of services                            3,544      631    4,175
                                                     ---------------------------
                                                       28,446   15,022   43,468
                                                     ===========================

     (b) Purchases of goods and services
           Purchases of goods                          19,441    5,510   24,951
           Purchases of services                        2,116   13,141   15,257
                                                     ---------------------------
                                                       21,557   18,651   40,208
                                                     ===========================


     Three-month period ended March 31, 2005
                                                     Associated  Other   Total
                                                        (2)
(i)  Transactions
    (a)  Sales of goods and services
           Sales of goods                                 181   40,686   40,867
           Sales of services                              235    2,854    3,089
                                                     ---------------------------
                                                          416   43,540   43,956
                                                     ===========================

     (b) Purchases of goods and services
           Purchases of goods                              27   17,649   17,676
           Purchases of services                           40   16,239   16,279
                                                     ---------------------------
                                                           67   33,888   33,955
                                                     ===========================

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2006
--------------------------------------------------------------------------------

9    Related party disclosures (Cont'd)


     At March 31, 2006
                                                     Associated  Other   Total
                                                     ---------------------------
(ii) Period-end balances

     (a) Related to sales/purchases of
     goods/services
           Receivables from related parties            24,982   22,954   47,936
           Payables to related parties                (23,072)  (9,599) (32,671)
                                                     ---------------------------
                                                        1,910   13,355   15,265
                                                     ===========================

     (b) Other balances
           Receivables                                  2,080        -    2,080

     (c)  Financial debt
           Borrowings (4)                             (55,623)       -  (55,623)

     At December 31, 2005
                                                     Associated  Other   Total
                                                     ---------------------------

(ii) Period-end balances

     (a) Related to sales/purchases of
     goods/services
           Receivables from related parties            30,988   15,228   46,216
           Payables to related parties                (21,034)  (8,413) (29,447)
                                                      --------------------------
                                                        9,954    6,815   16,769
                                                      ==========================

    (b)  Other balances (3)                            42,437        -   42,437

    (c)  Financial debt
           Borrowings (4)                             (54,801)       -  (54,801)

(1)  Includes Ternium S.A. and its subsidiaries and Condusid C.A.

(2) Up to September 30, 2005 includes: Condusid, Ylopa, Amazonia and Sidor. From October 1, 2005 includes: Condusid and Ternium

(3) Includes convertible loan to Ternium S.A. of $40.4 million at December 31, 2005.

(4)  Convertible loan from Sidor C.A. to Matesi (Materiales Siderurgicos S.A.).


(iii) Officers and director's compensation

The aggregate compensation of the directors and executive officers earned during the three-month period ended March 31, 2006 amounted to $3.2 million.



                                                          Carlos Condorelli
                                                         Chief Financial Officer